Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebra.com

FOR IMMEDIATE RELEASE

    Federal Trade Commission Requests Additional Information on
Zebra Technologies Plan to Acquire Fargo Electronics

    Vernon Hills, IL, and Eden Prairie, MN, August 17, 2001-Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that that they intend to comply promptly with a request received from the Federal Trade Commission for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR), with regard to Zebra's planned acquisition of Fargo in a cash tender offer. The HSR waiting period will expire 10 days after Zebra and Fargo comply with the request, unless the waiting period is extended further by court order, or by Zebra's and Fargo's consent.

    The companies announced the signing of a definitive agreement for the acquisition on July 31, 2001. On August 3, 2001, Zebra commenced the tender offer for all of the outstanding shares of Fargo Electronics common stock (including the associated rights to purchase preferred stock) for $7.25 per share in cash. The tender offer remains subject to certain conditions, including the expiration or termination of the HSR waiting period and at least a majority of the outstanding shares of Fargo's common stock on a fully diluted basis being tendered without withdrawal before expiration of the offer. The tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, August 30, 2001, unless the offer is extended. Subject to the provisions of the acquisition agreement, Zebra intends to extend the offer until expiration or termination of the HSR waiting period. Following completion of the tender offer, and subject to certain conditions, Zebra will consummate a second-step merger in which all of the remaining Fargo stockholders will receive the same price paid in the tender offer.

    This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the Securities and Exchange Commission (SEC) by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo Electronics. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained at no charge by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

    Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

    Zebra Technologies Corporation manufactures and distributes Zebra-brand on-demand thermal bar code label printers and Eltron®-brand instant-issuance plastic card printers used in automatic identification, personalization and security applications worldwide. The company, with an installed base of two million printers, also offers software and related supplies, including more than 1,000 label and ribbon combinations. Zebra's customers include more than 70 percent of the FORTUNE 500. Information about Zebra Technologies Corporation can be found at www.zebracorporation.com.

For Information, Contact:
Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Paul Stephenson Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6330 Fax: 952.941.7836